04002059

SECURITIES AND ____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

225 Water Street, Suite 1250

(No. and Street)

Jacksonville   Florida   32202

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Donald Wiggins   (904) 354-9600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Beckerleg & Fletcher

(Name – *if individual, state last, first, middle name*)

637 Park Street   Jacksonville   Florida   32204

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 2 4 2004
WASH. D.C.
181

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __C. Donald Wiggins__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Heritage Capital Group, Inc.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

KATHLEEN JANE CHRISTOFFERSON
MY COMMISSION # DD 040528
EXPIRES: July 9, 2005
1-800-3-NOTARY   FL Notary Service & Bonding, Inc.

Notary Public 2/12/04

__President__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE CAPITAL GROUP, INC.

ANNUAL AUDITED REPORT

PURSUANT TO RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

INDEPENDENT AUDITOR'S REPORT

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2004

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (an S corporation) as of December 31, 2003, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harbeson, Beckerleg & Fletcher

| BROKER OR DEALER Heritage Capital Group, Inc. | N 3 | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/03__ | 99 |
SEC FILE NO. __50519__ | 98 |

ASSETS

Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,880	200			$ 17,880	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	18,917	600	18,917	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities	116,844	419				
C. Options		420				
D. Other securities	2,835	424				
E. Spot commodities		430			119,679	850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2,945	680	2,945	920
11. Other assets		535	7,824	735	7,824	930
12. TOTAL ASSETS	$ 137,559	540	$ 29,686	740	$ 167,245	940

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.   as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable..................... $	[1045]	$ [1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account....................	[1114]	[1315]	[1560]
B. Other.............................	[1115]	[1305]	[1540]
15. Payable to non-customers................	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	50,733 [1205]	[1385]	50,733 [1685]
18. Notes and mortgages payable:			
A. Unsecured....................,.....	[1210]		[1690]
B. Secured.........................:...	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES .... $	50,733 [1230]	$ [1450]	$ 50,733 [1760]

Ownership Equity

21. Sole proprietorship .... $		[1770]
22. Partnership (limited partners .... $ [1020])		[1780]
23. Corporation:		
A. Preferred stock ....;......		[1791]
B. Common stock	100	[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings	116,412	[1794]
E. Total..	116,512	[1795]
F. Less capital stock in treasury......................................		[1796]
24. TOTAL OWNERSHIP EQUITY .... $	116,512	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	167,245	[1810]

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.

For the period (MMDDYY) from ⅋ 01/01/03 |3932| to 12/31/03 |3933|
Number of months included in this statement   12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange.....................$ _____ |3935|
   b. Commissions on listed option transactions ....⅋ _____ |3938|
   c. All other securities commissions .... _____ |3939|
   d. Total securities commissions .... _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ |3945|
   b. From all other trading .... _____ |3949|
   c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts .... 10,337 |3952|
4. Profit (loss) from underwriting and selling groups ....⅋ _____ |3955|
5. Revenue from sale of investment company shares .... _____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue .... 283,773 |3995|
9. Total revenue ....$ 294,110 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$ _____ |4120|
11. Other employee compensation and benefits ....⅋ _____ |4115|
12. Commissions paid to other broker-dealers .... _____ |4140|
13. Interest expense .... _____ |4075|
     a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... 2,195 |4195|
15. Other expenses .... 304,488 |4100|
16. Total expenses ....$ 306,683 |4200|

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)............................$ (12,573) |4210|
18. Provision for Federal income taxes (for parent only) ....⅋ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ |4222|
     a. After Federal income taxes of .... _____ |4238|
20. Extraordinary gains (losses) .... _____ |4224|
     a. After Federal income taxes of .... _____ |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items ....$ (12,573) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items...................$ N/A |4211|

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total
Balance at December 31, 2002	$100	$161,485	$161,585
Net income (loss)	-	(12,573)	(12,573)
Distributions	-	(32,500)	(32,500)
Balance at December 31, 2003	$100	$116,412	$116,512

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income (loss)	$(12,573)
Adjustments to reconcile net income (loss) to net	
cash used for operating activities:	
Depreciation	2,524
Unrealized gain on marketable securities	(10,362)
Realized loss on sale of marketable securities	25
Increase in receivables	(3,201)
Decrease in prepaid expenses	12,500
Increase in other assets	(5,299)
Increase in accounts payable and accrued expenses	11,111
Net cash used for operating activities	(5,275)
Cash flows from investing activities:	
Purchase of marketable securities	(5,091)
Sale of marketable securities	25,000
Net cash provided by investing activities	19,909
Cash flows from financing activities:	
Distributions to stockholder	(32,500)
Net cash used for financing activities	(32,500)
Net decrease in cash and cash equivalents	(17,866)
Cash and cash equivalents, beginning of year	35,746
Cash and cash equivalents, end of year	$17,880

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Nature of Operations:

Heritage Capital Group, Inc. (the Company) is a licensed broker-dealer engaged primarily in providing consulting services related to mergers and acquisitions of commercial businesses. In April 2003, the Company was granted approval by the NASD to act as a broker of mutual funds to 401(k) plans, other institutions and high net worth clients.

Note 2 - Summary of Significant Accounting Policies:

Revenue Recognition
Consulting income is recorded as earned when the services are rendered. Commission income related to mergers and acquisitions is recorded upon the closing of the transaction.

Marketable Securities
The Company's investments in marketable securities are reported at fair value, and unrealized gains and losses are included in net earnings.

Property and Depreciation
Office furniture and equipment are recorded at cost. Depreciation of office furniture and equipment is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company no longer incurs income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. The Company uses the cash basis of accounting for income tax purposes and the accrual basis for financial statement purposes.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

See Independent Auditor's Report.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements:

Pursuant to the Securities Exchange Act of 1934, the Company, as a registered broker-dealer, is required to maintain a minimum net capital, as defined under such provisions. Regulatory agencies are empowered to restrict the Company's business activities should its net capital ratio, as defined, exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $75,885 and a net capital requirement of $5,000. The Company's net capital ratio was .67 to 1 at December 31, 2003. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2003.

Note 4 - Furniture and Equipment:

Furniture and equipment at December 31, 2003, are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$30,050
Furniture and fixtures	5-7	5,759
		35,809
Less accumulated depreciation		32,864
		$ 2,945

Depreciation totaled $2,524 for the year ended December 31, 2003.

Note 5 - Related Party Transactions:

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's stockholder, in which each company shares rent and other occupancy costs related to its common office space. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3).

See Independent Auditor's Report.

Rent expense under the agreement totaled $32,702 for the year ended December 31, 2003. None of the rent or other expenses were forgiven under its agreement with BVI for the year ended December 31, 2003. At December 31, 2003, the Company owed BVI $33,906 for shared costs not yet reimbursed, which is included in accounts payable and accrued expenses.

Note 6 - Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it has never experienced, nor does it anticipate, future nonperformance by any of its customers.

For the year ended December 31, 2003, commissions related to a merger and acquisition transaction from one of the Company's clients accounted for approximately 34% of total revenues. Consulting income from two other clients accounted for approximately 30% of total revenues.

See Independent Auditor's Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.	as of __12/31/03__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition. . . . . $___116,512___ `3480`
2. Deduct ownership equity not allowable for Net Capital . . . . ₁₉( ) `3490`
3. Total ownership equity qualified for Net Capital . . . . ___116,512___ `3500`
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital. . . . . _____ `3520`
   B. Other (deductions) or allowable credits (List). . . . . _____ `3525`
5. Total capital and allowable subordinated liabilities. . . . . $___116,512___ `3530`
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ __29,686__ `3540`
   B. Secured demand note deficiency. . . . . _____ `3590`
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges. . . . . _____ `3600`
   D. Other deductions and/or charges. . . . . _____ `3610` (__29,686__) `3620`
7. Other additions and/or allowable credits (List). . . . . _____ `3630`
8. Net capital before haircuts on securities positions . . . . ₂₀ $ __86,826__ `3640`
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments . . . . $_____ `3660`
   B. Subordinated securities borrowings. . . . . _____ `3670`
   C. Trading and investment securities:
      1. Exempted securities. . . . . ₁₈_____ `3735`
      2. Debt securities. . . . . __10,516__ `3733`
      3. Options . . . . _____ `3730`
      4. Other securities . . . . ___425___ `3734`
   D. Undue Concentration . . . . _____ `3650`
   E. Other (List). . . . . _____ `3736` (__10,941__) `3740`
10. Net Capital . . . . $ __75,885*__ `3750`

OMIT PENNIES

```
*   Reconciliation of Company's computation of net capital
    to auditor's computation of net capital:
      Net capital, as reported in Company's Part IIA
        (unaudited) FOCUS report.                          $      87,888
      Audit adjustments:
        To record additional accrued expenses                    (14,503)
        To reclass earned consulting income                        2,500
      Net capital above                                    $      75,885
```

See Independent Auditor's Report and Notes to Financial Statements.

BROKER OR DEALER Heritage Capital Group, Inc.	as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,382	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	70,885	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	70,812	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...............................	$	50,733	3790
17. Add:			
A. Drafts for immediate credit....................................... $ [3800]			
B. Market value of securities borrowed for which no equivalent			
value is paid or credited .... $ [3810]			
C. Other unrecorded amounts (List)................................ $ [3820] $			3830
19. Total aggregate indebtedness	$	50,733	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)...............	%	66.9	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	43.5	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule			
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers			
and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of:			
5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$	161,585	4240
	A. Net income (loss)			(12,573)	4250
	B. Additions (Includes non-conforming capital of	$ [4262])			4260
	C. Deductions (Includes non-conforming capital of	$ 32,500 [4272])		(32,500)	4270
2.	Balance, end of period (From item 1800)		$	116,512	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$	N/A	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)	$	N/A	4330

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

BROKER OR DEALER Heritage Capital Group, Inc.	as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... X | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ _____ 4335 | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ N/A | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See Independent Auditor's Report and Notes to Financial Statements.

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 6, 2004

To the Board of Directors and Stockholder of
  Heritage Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Heritage Capital Group, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.
February 6, 2004
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS